UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

United Enery Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208

1	Name of Reporting Persons Joseph J. Grano, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,087,916*

	6	Shared Voting Power None

	7	Sole Dispositive Power 3,087,916*

	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,087,916*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.5%

12	Type of Reporting Person (See Instructions) IN

* Represents (a) 1,791,665 shares of common stock, and (b) the following common stock purchase warrants which have an expiration date of June 30, 2013: (i) 62,500 shares of common stock purchasable upon the exercise of warrants, (ii) 8,333 shares of common stock purchasable upon the exercise of warrants, (iii) 62,500 shares of common stock purchasable upon the exercise of warrants, (iv) 31,250 shares of common stock purchasable upon the exercise of warrants, (v) 31,250 shares of common stock purchasable upon the exercise of warrants, (vi) 16,667 shares of common stock purchasable upon the exercise of warrants, and (vii) an aggregate of 1,083,751 shares purchasable as a result of anti-dilution adjustments applied to such warrants.

Item 1
	(a)	Name of Issuer: United Energy Corp.
	(b)	Address of Issuer’s Principal Executive Offices: 600 Meadowlands Parkway Secaucus, New Jersey 07094

Item 2
	(a)	Name of Person Filing: Joseph J. Grano, Jr.
	(b)	Address of Principal Business Office or, if none, Residence: 1185 Avenue of the Americas, Suite 2250 New York, NY 10036
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, $0.01 par value
	(e)	CUSIP Number: 910900208

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 8a-8);
	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
Not applicable

Item 4	Ownership:
(a) Amount beneficially owned: 3,087,916
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 3,087,916
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 3,087,916
(iv) Shared power to dispose or to direct the disposition of None

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not applicable

Item 9	Notice of Dissolution of Group.
Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2010
Dated:

/s/ Joseph J. Grano, Jr.

Joseph J. Grano, Jr.